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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                               (AMENDMENT NO. 5)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            PIONEER DRILLING COMPANY
                                (Name of Issuer)

                     COMMON STOCK, $.10 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                     840553
                                 (CUSIP Number)

 RICHARD E. BLOHM, JR., 1415 LOUISIANA STREET, SUITE 3000, HOUSTON, TEXAS 77002
            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                with a copy to:

    DARRYL M. BURMAN, 1900 WEST LOOP SOUTH, SUITE 1100, HOUSTON, TEXAS 77027


                                AUGUST 11, 2004
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP NO. 840553                     13D                           PAGE 2 OF 10

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1.  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
    WEDGE Energy Services, L.L.C.; Tax I.D. No. 76-0624532
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [ ]  (b) [ ]
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3.  SEC USE ONLY:

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4.  SOURCE OF FUNDS
    AF
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(D) OR 2(E)                  [ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
    United States
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    7.       SOLE VOTING POWER:                            -0-
    8.       SHARED VOTING POWER:                          8,505,508*
    9.       SOLE DISPOSITIVE POWER:                       -0-
    10.      SHARED DISPOSITIVE POWER:                     8,505,508*
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    8,505,508*
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
    22.50%
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14. TYPE OF REPORTING PERSON:
    OO: Limited Liability Company
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* Represents shares of common stock, par value $.10 per share ("Common Stock"), of Pioneer Drilling Company, including (i) 7,232,007 shares of Common Stock held of record as of August 4, 2004, (ii) 6,264,501 shares of Common Stock issued upon conversion of (a) the 6-3/4% Convertible Subordinated Debenture, Series B, on August 11, 2004, in the original principal amount of $25,000,000, and (b) upon conversion of an additional 6-3/4% Convertible Subordinated Debenture, Series B, in the original principal amount of $2,000,000.00, (iii) 9,000 shares of common stock owned by Pebbleton Corporation, N.V., a WEDGE affiliate and (iv) the sale of 5,000,000 shares of common stock as reported herein.

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CUSIP NO. 840553                     13D                           PAGE 3 OF 10


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1.  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
    Issam M. Fares
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) [ ]   (b) [ ]

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3.  SEC USE ONLY:

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4.  SOURCE OF FUNDS
    AF
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                  [ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
    Lebanon
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    7.       SOLE VOTING POWER:                            -0-
    8.       SHARED VOTING POWER:                          8,505,508*
    9.       SOLE DISPOSITIVE POWER:                       -0-
    10.      SHARED DISPOSITIVE POWER:                     8,505,508*
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    8,505,508*
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
    22.50%
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14. TYPE OF REPORTING PERSON:
    IN
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* Represents shares of common stock, par value $.10 per share ("Common Stock"), of Pioneer Drilling Company, including (i) 7,232,007 shares of Common Stock held of record as of August 4, 2004, (ii) 6,264,501 shares of Common Stock issued upon conversion of (a) the 6-3/4% Convertible Subordinated Debenture, Series B, on August 11, 2004, in the original principal amount of $25,000,000, and (b) upon conversion of an additional 6-3/4% Convertible Subordinated Debenture, Series B, in the original principal amount of $2,000,000.00, (iii) 9,000 shares of common stock owned by Pebbleton Corporation, N.V., a WEDGE affiliate and (iv) the sale of 5,000,000 shares of common stock as reported herein.

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CUSIP NO. 840553                     13D                           PAGE 4 OF 10


                           STATEMENT ON SCHEDULE 13D

         Introductory Note: All information herein with respect to Pioneer Drilling Company, a Texas corporation, is to the best knowledge and belief of the Reporting Persons, as defined herein.

ITEM 1. SECURITY AND ISSUER.

         This Fifth Amended Statement on Schedule 13D relates to the common stock, par value $.10 per share (the "Common Stock"), of Pioneer Drilling Company, a Texas corporation (the "Company" or "Pioneer"). The principal place of business of Pioneer is located at 9310 Broadway, Building I, San Antonio, Texas 78217.

ITEM 2. IDENTITY AND BACKGROUND.

         This Fifth Amended Statement on Schedule 13D is filed by (i) WEDGE Energy Services, L.L.C., a Delaware limited liability company ("WEDGE"), and
(ii) Mr. Issam M. Fares, an individual ("Fares" and, together with WEDGE, the "Reporting Persons").

         The address of the principal place of business for WEDGE is 1415 Louisiana Street, Suite 3000, Houston, Texas 77002 and the address of Mr. Fares is Pietermaai 15, Curacao, Netherlands Antilles. Mr. Fares is a citizen of the country of Lebanon.

         WEDGE was formed for the purpose of making investments in the energy industry. The officers of WEDGE consist of (i) Mr. Michael E. Little, President; (ii) Mr. James M. Tidwell, Vice President and Treasurer; and (iii) Mr. Richard E. Blohm, Jr., Vice President and Secretary. Each of Messrs. Little, Tidwell and Blohm is also a director of WEDGE. The address for each of Messrs. Little, Tidwell and Blohm is 1415 Louisiana Street, Suite 3000, Houston, Texas 77002, and each is a citizen of the United States. The filing of this Fifth Amended Statement on Schedule 13D shall not be construed as an admission that Messrs. Little, Tidwell and Blohm are, for the purposes of
Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), the beneficial owners of any securities covered by this Statement.

         Mr. Little, President of WEDGE, and a Director of the Company, owns 749,715 shares of Common Stock and has vested options to acquire an additional 83,333 shares of Common Stock. No agreement exists between Mr. Little, Mr. Fares and WEDGE concerning any agreement, oral or written, to vote the shares of the Company, or to act in concert with one or another, and each individually and collectively disclaim membership in or among any control group.

         Neither WEDGE nor Mr. Fares, nor to the knowledge of the Reporting Persons, Messrs. Little, Tidwell and Blohm, has been during the last five years
(i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any


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CUSIP NO. 840553                     13D                           PAGE 5 OF 10


violation with respect to such laws. Mr. Fares is the ultimate beneficial owner of all of the outstanding ownership interests of WEDGE.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On July 9, 2004, WEDGE tendered an Irrevocable Conversion Notice and Agreement to Pioneer in the original aggregate principal amount of $27,000,000 of Pioneer's 6.75% Convertible Subordinated Debenture, Series B (the "Debenture"), into 6,264,501 shares of Common Stock immediately prior to the closing of Pioneer's underwritten public offering based on a conversion price of $4.31 per share. A copy of the Irrevocable Conversion Notice and Agreement is attached as Exhibit 99.1.

         On August 5, 2004, the Company, WEDGE, Michael E. Little and William
H. White (together with WEDGE and Mr. Little, the "Selling Shareholders") entered into an Underwriting Agreement with Jefferies & Company, Inc., Raymond James & Associates, Johnson Rice & Company L.L.C., Sterne Agee & Leach, Inc., Brean Murray & Co., Inc., Pritchard Capital Partners, LLC and Stifel, Nicolaus & Company, Incorporated (the "Underwriters"), relating to the underwritten public offering of (1) up to 4,600,000 shares (the "Company Shares") of the Company's common stock, par value $0.10 per share (the "Common Stock"), including 600,000 shares which may be purchased pursuant to the Underwriters' over-allotment option, to be sold by the Company and (2) up to 6,419,320 shares (the "Shareholder Shares", and together with the Company Shares, the "Shares") of Common Stock, including 837,302 shares which may be purchased pursuant to the Underwriters' over-allotment option, to be sold by the Selling Shareholders. The sale of 5,000,000 Shareholder Shares by WEDGE was consummated on August 11, 2004, at a gross sale price of $6.90.

         A copy of the Underwriting Agreement is filed as Exhibit 1.1 to the Form 8-K filed by Pioneer with the Securities and Exchange Commission on August 6, 2004, and is incorporated herein by reference.

         A registration statement on Form S-1 (Registration No. 333-117279) was initially filed with the Securities and Exchange Commission on July 9, 2004, which was amended on July 28, 2004 and further amended on August 4, 2004, under the Securities Act of 1933, as amended the (the "Securities Act"), and an amendment to the registration statement on Form S-1 (Registration No. 333-117976) was filed with the Securities and Exchange Commission on August 6, 2004 pursuant to Rule 462(b) under the Securities Act, and each is incorporated herein by reference.

         WEDGE held the Debenture pursuant to the terms of a Debenture Purchase Agreement entered into between WEDGE and Pioneer on July 3, 2002 (the "Debenture Purchase Agreement").

ITEM 4. PURPOSE OF TRANSACTION.

         Underwriting Agreement and the Sale of Shareholder Shares. On August 11, 2004, WEDGE sold 5,000,000 shares of Pioneer's Common Stock at a gross per share sales price of $6.90 pursuant


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CUSIP NO. 840553                     13D                           PAGE 6 OF 10


to that certain Underwriting Agreement executed on August 5, 2004 relating to the underwritten public offering of (1) up to 4,600,000 of the Company Shares of the Company's Common Stock, including 600,000 shares which may be purchased pursuant to the Underwriters' over-allotment option, to be sold by the Company and (2) up to 6,419,320 Shareholder Shares of Common Stock, including 837,302 shares which may be purchased pursuant to the Underwriters' over-allotment option, to be sold by the Selling Shareholders (as more fully described in Exhibit 1.1 to the Form 8-K filed by Pioneer with the Securities and Exchange Commission on August 6, 2004).

         Irrevocable Conversion Notice and Agreement. In connection with that certain Underwriting Agreement, on July 9, 2004, WEDGE tendered an Irrevocable Conversion Notice and Agreement to Pioneer in the original aggregate principal amount of $27,000,000 of Pioneer's 6.75% Convertible Subordinated Debenture, Series B, into 6,264,501 shares of Common Stock immediately prior to the closing of Pioneer's underwritten public offering. The Debentures were converted at a per share price of $4.31 on August 11, 2004.

         Registration Statement. A registration statement on Form S-1 (Registration No. 333-117279) was initially filed with the Securities and Exchange Commission on July 9, 2004, which was amended on July 28, 2004 and further amended on August 4, 2004, under the Securities Act, and registration statement on Form S-1 (Registration No. 333-117976) filed with the Securities and Exchange Commission on August 6, 2004 pursuant to Rule 462(b) under the Securities Act.

         As a result of the transaction described above, the Reporting Persons ownership of Common Stock has been reduced to 8,505,508 shares and their ownership percentage has been reduced to 22.5%.

         In accordance with the Debenture Purchase Agreement, the Company has granted to WEDGE the preemptive right, subject to certain exceptions, to acquire additional capital stock of any class or series, or debt convertible into capital stock, the Company may issue equal to the percentage of Pioneer's outstanding Common Stock (assuming the conversion of all outstanding convertible preferred stock or debt) held by WEDGE immediately preceding any such issuance of Common Stock. Such preemptive right was waived by WEDGE for the transactions described above. The preemptive rights shall terminate in the event WEDGE holds less than 10% of the outstanding Common Stock of the Company or four years following the date Pioneer becomes listed on the NASDAQ National Market List or on a nationally recognized securities exchange; provided, however, in the event after such listing the Company shall become not so listed, then the preemptive rights shall be reinstated, subject to any other independent reason for termination. Additionally, so long as WEDGE shall own at least 10% of the capital stock of the Company, the Company has agreed to support and cause to be placed on the ballot at any election of directors of Pioneer one name designated by WEDGE who shall be a nominee to the Board of Directors of Pioneer (the "WEDGE Nominee") but only if necessary to cause at least one WEDGE Board Nominee to continue as a director of Pioneer after such election. Further, the WEDGE Nominee shall be appointed to serve on the Audit Committee and Compensation Committee of the Board of Directors. WEDGE continues to agree that it would not sell, transfer or otherwise make a disposition of any Common Stock of the Company other than into the public trading market under Rule 144 or incident


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CUSIP NO. 840553                     13D                           PAGE 7 OF 10


to any registration right granted by Pioneer to WEDGE without first offering the stock WEDGE desires to transfer to Pioneer in writing at the price and other terms under which WEDGE desires to transfer such stock. Pioneer shall then have the assignable right to acquire the stock on such terms as provided to Pioneer by WEDGE upon notification of WEDGE's intent to dispose of its stock.

         The conversion of the Debenture by WEDGE was the result of negotiated transactions with Pioneer. Further, the Reporting Persons intend to monitor their investment in Pioneer on a continuing basis in the ordinary course of business and, depending upon the price of, and other market considerations relating to the Common Stock, subsequent developments affecting Pioneer, Pioneer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions (including the price of oil and natural gas), tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in Pioneer.

         Other than as described in this Fifth Amended Statement on Schedule 13D, at the present time neither of the Reporting Persons has specific plans or proposals which would relate to or result in:

         (i) the acquisition by any person of additional securities of Pioneer, or the disposition of securities of Pioneer;

         (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Pioneer or any of its subsidiaries;

         (iii) a sale or transfer of a material amount of assets of Pioneer or any of its subsidiaries;

         (iv) any change in the present Board of Directors or management of Pioneer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

         (v) any material change in the present capitalization or dividend policy of Pioneer;

         (vi) any other material change in Pioneer's business or corporate structure;

         (vii) changes in Pioneer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Pioneer by any person;

         (viii) causing a class of securities of Pioneer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (ix) a class of equity securities of Pioneer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or


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CUSIP NO. 840553                     13D                           PAGE 8 OF 10


         (x)      any actions similar to those enumerated above.

         The Reporting Persons reserve the right to formulate specific plans or proposals with respect to, or to change their intentions regarding, any or all of the foregoing, and reserve their rights under the Debenture Purchase Agreement and the Debenture Agreement and all transactions contemplated thereby.

         WEDGE may, from time to time, discuss with management and other shareholders of Pioneer and other parties methods by which Pioneer can best preserve and increase its value. Such methods may involve expansion or contraction of the geographic scope of Pioneer's operations, strategic alliances, business combinations, cost containment measures and other similar arrangements. If as a result of such discussions, the Reporting Persons decide to pursue any of the methods for preserving and increasing the value of Pioneer described herein, then the consummation thereof could involve transactions in the nature of those described in subparagraphs (i) through (x) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         As set forth in this Fifth Amended Statement on Schedule 13D, WEDGE currently owns 8,505,508 shares of Common Stock of Pioneer. The 8,505,508 shares of Common Stock of Pioneer represent 22.50% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of June 30, 2004, as represented by Pioneer). Based on certain representations made by Pioneer to WEDGE, on a fully diluted basis, which assumes exercise of all warrants and stock options, the 8,505,508 shares of Common Stock of Pioneer represents 22.50% of the outstanding Common Stock of Pioneer.

         Mr. Fares may be deemed to beneficially own and thereby share voting and dispositive power over the Stock issued to WEDGE. See Item 2.

         Other than the transactions described in Item 3 and this Item 5, none of the Reporting Persons has effected any transactions in the Common Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the agreements described in response to Items 3 and 4, to the best knowledge of the Reporting Persons, there are no contracts, agreements, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to the securities of Pioneer, including, but not limited to, transfer or voting arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.



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CUSIP NO. 840553                     13D                           PAGE 9 OF 10


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         99.1     Irrevocable Conversion Notice and Agreement

         99.2     Power of Attorney from Issam M. Fares.

         99.3     Joint Filing Agreement between the Reporting Persons.



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CUSIP NO. 840553                     13D                          PAGE 10 OF 10

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: August 17, 2004                     WEDGE ENERGY SERVICES, L.L.C.


                                           By:      /s/ Richard E. Blohm, Jr.
                                                    ---------------------------
                                           Name:    Richard E. Blohm, Jr.
                                           Title:   Secretary



Dated: August 17, 2004                     ISSAM M. FARES


                                           By:      /s/ Richard E. Blohm, Jr.
                                                    ---------------------------
                                           Name:    Richard E. Blohm, Jr.
                                           Title:   Attorney-In-Fact